

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
[illegible]
Tel (852) 2843 8388 Fax (852) 2845 9005
gsd@jardines.com



05008821

Group Secretariat

27th May 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


PROCESSING
SECTION
RECEIVED
JUN 08 2005
198
SEC MAIL
WASH. D.C.

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
E P K Weatherall	Exercise of Options	27/05/2005	30,000	US$6.405
			40,000	US$5.775
			70,000	US$3.662
			140,000	

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
JUN 13 2005
THOMSON FINANCIAL